

March 22, 2013

Via U.S. Mail
Tyler H. Rose
Chief Financial Officer
Kilroy Realty Corporation
12200 W. Olympic Boulevard
Suite 200
Los Angeles, CA 90064

> **Re:** **Kilroy Realty Corporation**
> **Form 10-K**
> **Filed February 12, 2013**
> **File No. 001-12675**
> **Kilroy Realty, L.P.**
> **Form 10-K**
> **Filed February 12, 2013**
> **File No. 000-54005**

Dear Mr. Rose:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Kilroy Realty Corporation Financial Statements

Consolidated Statements of Operations, page F-4

1.   Please tell us how your presentation of Dividends declared per common share complies with paragraph 5 of ASC 260-10-45. This comment also applies to the Consolidated Statements of Operations for Kilroy Realty, L.P.

Notes to Consolidated Financial Statements of Kilroy Realty Corporation and Kilroy Realty, L.P., page F-14

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-17

2.   We note your disclosure that the company records amounts funded by tenants for tenant improvements as deferred revenue when the company determines that it is the owner of the improvements. Please tell us the specific accounting literature the company relied upon in determining this policy. In your response, please confirm for us whether the amortization of tenant-funded tenant improvement deferred revenue is included in FFO.

7. Secured and Unsecured Debt of the Operating Partnership, page F-30

Exchangeable Senior Notes, page F-31

3.   We note your disclosure that the exchange notes met the criteria to be exchangeable for the three months ended December 31, 2012. Please tell us if the fact that the exchange notes were exchangeable caused you to reconsider the equity classification of the embedded conversion option. Reference is made to ASC Topic 470-20-35 and ASC Topics 815-40-35-8 through 13.

22. Quarterly Financial Information of the Company (Unaudited), page F-57

4.   Please tell us how you complied with Item 10(e)(1)(ii)(C) of Regulation S-K, or tell us how you determined that it was appropriate to include Net Operating Income from continuing operations within your financials statement footnotes. This comment also applies to footnote 23 for Kilroy Realty, L.P.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Tyler H. Rose
Kilroy Realty Corporation
March 22, 2013
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant